

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 1, 2008

Mr. R. A. Walker
Chief Financial Officer
Anadarko Petroleum Corporation
1201 Lake Robbins Drive
Texas, 77380-1046

> **Re:** **Anadarko Petroleum Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **Response letter dated May 9, 2008**
> **File No. 001-8968**

Dear Mr. Walker:

We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K filed February 29, 2008

Note 11 – Unconsolidated Affiliates, page 93

Noncontrolling Mandatorily Redeemable Interests, page 93

1. We note the consolidation and accounting policy for the LLC Investments section of your response to prior comment number 9. Your response states, in part, that you concluded the LLCs did not represent variable interest entities, as none of the conditions specified in paragraph 5 of FIN 46(R) were present. Please provide your complete analysis of paragraph 5 supporting your conclusion. As part of your response, ensure to clarify how you have evaluated paragraphs 5.a, 9 and 10 when determining that the equity investment at risk is sufficient to permit the LLCs to finance their activities without additional subordinated financial support.

2. Please clarify how you have evaluated paragraph 30 of SOP 78-9 when determining that your contribution of assets to the LLCs represent the culmination of an earnings process. Please specifically clarify the economic value that was received at closing.

3. We note that you have concluded that you have transferred all substantial risks and rewards of ownership. Please address the following additional comments with respect to this conclusion:

- Please further clarify how your 5% ownership interest in the LLCs and the preferred return on the contributed assets did not preclude you from transferring the risks and rewards of ownership. In this respect, the equity method is generally applied by an investor whose investment gives it the ability to exercise significant influence over the operating and financial policies of an investee. Therefore, please clarify how you have concluded that you have transferred the risks and rewards of ownership as you have apparently retained the ability to exercise significant influence over the LLC.

- Further clarify how you have evaluated your continuing involvement when determining the risks and rewards have been transferred. Please provide a complete analysis of your consideration of paragraphs 25 through 42 of SFAS 66 and interpretive response to Question 1 of SAB Topic 5E.

4. Your response indicates that the borrowings received by the LLCs are the evidence that you relied upon when concluding that the proceeds are realizable. Please clarify how you have determined that your capital account in the LLCs will be sufficient to cover your obligations with regard to your debentures. Explain how you have determined that the value of your interest will not decrease below the amount of your borrowings over the 35 year term of the debentures.

5. Please clarify how you have considered the variability of the fair value of the LLC's assets when determining that you and the LLCs owe each other determinable amounts and that you have met this right to offset, pursuant to paragraph 5.a of FIN 39. In this respect, please explain the situations that would result in any cash settlement and how you evaluated the potential for cash settlement when determining that you qualify to report the asset and liability net.

6. We note your response to our prior comment number 10, and we disagree with your conclusions. Long-term debt obligations are required to be included in the contractual obligations table regardless of how you anticipate settling the debt. You may add a footnote to the table to clarify how you anticipate settling the debt.

<u>Closing Comments</u>

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Sandy Eisen at (202) 551-3864 or Chris White at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3745 with any other questions.

Sincerely,

Roger Schwall
Assistant Director